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FORTIS

Solid partners, flexible solutions


03022292

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Results first quarter 2003



Solid partners, flexible solutions

Press release

Brussels / Utrecht, 27 May 2003

Fortis: Economic environment continues to depress results

Solvency remains strong

Developments in the first quarter

- Persistently weak economic conditions and depressed stock markets pushed down net operating profit, excluding the unrealized value adjustment of the equity portfolio, to EUR 763 million, an 8% decrease compared with the first quarter of 2002, Fortis's best quarter ever.
- Net operating profit of the insurance business, excluding the unrealized value adjustment of the equity portfolio, advanced 20% due to improved technical results at Non-life and higher realized capital gains. Gross premium income rose 7%, due mainly to a 25% increase in gross premium income in Life. Costs rose by only 1%.
- Net operating profit of the banking business, excluding the unrealized value adjustment of the equity portfolio, fell 25% due to lower interest income, lower commission income and a rise in the provision for credit risks. Operating expenses came down by 4%.
- Fortis's solvency remains strong. Net core capital at the end of March was EUR 17.0 billion, EUR 7.4 billion (77%) above the legally required minimum and EUR 1.7 billion (11%) above Fortis's own floor. Due to developments on the stock markets, Fortis's solvency at 21 May, excluding second quarter results, but including the impact of the hedge, was EUR 17.2 billion, EUR 7.6 billion (79%) above the legally required minimum and EUR 1.9 billion (12.5%) above Fortis's own floor.
- Fortis booked a net loss of EUR 453 million in the first quarter, including the unrealized value adjustment of the equity portfolio of EUR 1.2 billion (EUR 0.9 million at 21 May).

Fortis in EUR million	First quarter 2003	First quarter 2002	Change in %
Net operating profit before realized capital gains	383	585	(35)
Realized capital gains	380	246	+55
Net operating profit after realized capital gains	**763**	**831**	**(8)**
Unrealized value adjustment of the equity portfolio [1]	(1,216)	0	
Net operating profit	(453)	831	
Non-operating items	0	19	
Net profit	(453)	850	

[1] *Including the impact of the hedge.*

Fortis CEO Anton van Rossum comments: "The financial sector started the year on a bad note. The first quarter was dominated by a weakening economy and a further decline in the stock markets. Fortis once again had to revalue its equity portfolio in the first quarter. Apart from this setback, Fortis performed reasonably well. The stagnating economy is reflected in the need for higher credit provisions and lower revenues, but costs are still under control and the insurance business continues to grow. We are convinced that our policy, which is primarily geared towards the customer and towards management of costs and risks, will help us emerge from these difficult times stronger. The uncertainty surrounding economic developments makes it impossible for us at this time to issue a realistic profit forecast for the current year."

Developments in the banking business

- Interest income came down by 8%, to EUR 1,049 million, due to a lower interest margin caused by the shrinking difference between short-term and long-term interest rates. Interest income compared with the last quarter of 2002 remained stable.
- Net commission income declined 9% due to lower stock market-related income.
- The banking business recorded slightly higher trading results and, as in the first quarter of 2002, benefited from interest rate movements by realizing capital gains on the bond portfolio.
- The economic environment had repercussions on the entire credit portfolio. The allocation to the provision for credit risks amounted to EUR 187 million in the first quarter of 2003, a sharp rise compared with the extremely low first quarter of 2002. In the fourth quarter of 2002 this figure was EUR 221 million. The allocation to the provision for credit risks for full-year 2003 is expected to remain in line with the figure for the first quarter.
- Operating expenses in the banking business came down by 4% and remain well under control, both in terms of wage costs and other costs. Compared with 31 December 2002, the number of FTEs declined in the first quarter by 627, to 39,034.
- Despite the drop in revenues, the cost/income ratio, at 58%, was virtually equal to that of the first quarter of 2002.
- Risk-weighted commitments (a means of gauging credit risks) decreased 1% to EUR 151 billion. The tier-1 ratio and capital adequacy ratio remained high, at 8.2% and 13.0% respectively.

Banking business in EUR million	First quarter 2003	First quarter 2002	Change in %
Total revenues, net of interest expense	2,205	2,287	(4)
Operating expenses	1,313	1,372	(4)
Net operating profit before realized capital gains	177	394	(55)
Realized capital gains	265	192	+38
Net operating profit after realized capital gains	**442**	**586**	**(25)**
Unrealized value adjustment of the equity portfolio	(83)		
Net operating profit	359	586	(39)

Developments in the insurance business

- Total gross premium income rose 7% to EUR 6,224 million.
- Gross premium income in Life advanced 25% to EUR 3,030 million, mainly at traditional insurances.
- Gross premium income in Non-life fell 6% to EUR 3,194 million, due mainly to a lower dollar exchange rate. Excluding exchange differences, gross premium income in Non-life went up 6%.
- Realized capital gains were higher than the first quarter of 2002 and were realized primarily on bonds.
- All lines of Non-life achieved good technical results, mainly thanks to the improved claims ratio. The net combined ratio, excluding Fortis, Inc., was 98.5% compared with 103.3% at the end of the first quarter of 2002.
- Costs in the insurance business remained virtually stable, due partly to exchange rate differences.
- The number of FTEs increased by 119, to 25,832, compared with year-end 2002. In the Benelux countries, the number of FTEs decreased by 113 to 10,733 at the end of March 2003. Fortis Insurance International saw its number of FTEs rise by 74 to 3,118. Due to an expansion in operations, the number of FTEs at Fortis, Inc. rose by 158 compared with year-end 2002, to 11,981 at the end of the first quarter.

Insurance business in EUR million	First quarter 2003	First quarter 2002	Change in %
Gross premium income	6,224	5,821	+7
Costs	689	685	+1
Net operating profit before realized capital gains	252	249	+1
Realized capital gains	111	53	+109
Net operating profit after realized capital gains	**363**	**302**	**+20**
Unrealized value adjustment of the equity portfolio	(1,069)	-	
Net operating profit	(706)	302	

Solvency

In calculating solvency, net core capital is based on a conservative calculation. It excludes any unrealized capital gains on the bond portfolio (EUR 4.6 billion on 31 March 2003), goodwill, and any elements of embedded value.

Solvency (in EUR billion)	31 March 2003
Net core capital	17.0
Legally required minimum	9.6
Surplus above legally required minimum	7.4
Surplus above legally required minimum (as %)	77
Fortis's floor	15.3
Surplus above Fortis's floor	1.7
Surplus above Fortis's floor (as %)	11

In the first quarter, Fortis aimed to safeguard its solvency position by reducing its vulnerability to fluctuations in the equity portfolio by implementing a tailor made hedging strategy. Including the effect of the hedging strategy, the additional unrealized value adjustment of the equity portfolio as of 31 March 2003 came to EUR 1.2 billion. This was charged entirely to the profit and loss account. On 21 May 2003 this figure came down to EUR 0.9 billion. Unrealized capital gains on the bond portfolio amounted to EUR 5.6 billion as of 21 May.

Key figures per share (in EUR)	First quarter 2003	First quarter 2002
Net operating profit before unrealized value adjustment of the equity portfolio	0.59	0.64
After full conversion [1]	0.57	0.63
Net operating profit	(0.35)	0.64
After full conversion [1]	(0.35)	0.63
Net profit	(0.35)	0.66
After full conversion [1]	(0.35)	0.64
Shareholders' equity	7.97	8.39 [2]

[1] *After exercise of all warrants and options and after full conversion of convertible bonds.*
[2] *Year-end 2002.*

Developments per business

I. Network Banking

- **Results under pressure**
- **Costs under control**
- **Premium income up at FB Insurance**
- **In Belgium 6,000 new Internet clients every week**

Network Banking's net operating profit, before the unrealized value adjustment of the equity portfolio, amounted to EUR 351 million, which was 24% lower than in 2002. This is mainly the result of a lower interest margin, an increase in provisions for the credit portfolio, and declining commission income. The result was also depressed compared with last year because TOP Lease was sold in 2002 and corporate customers have been reported under Merchant Banking since 1 January 2003. Taking into account the effect of this change in structure, in the first quarter the number of FTEs declined, as planned, by 353 to 19,706 relative to the end of 2002. Costs developed favourably.

Retail Banking. In Belgium the results were in line with expectations. Research reveals that customer satisfaction rose from 66.2% in the first quarter of 2002 to 67.8% in the first quarter of 2003. Sixty-six bank branches were closed in Belgium and four bank branches were closed in the Netherlands in the first quarter, bringing the total number of branches to 1,571 and 188 respectively. Electronic banking continues to gain popularity. In Belgium alone, more than 450,000 customers now make use of Internet banking, and this number has been on the rise by 6,000 a week.

FB Insurance saw premium income in Life advance. Life premiums increased EUR 391 million to EUR 812 million. Products with an interest-rate guarantee generated this growth, while premiums from unit-linked products decreased. Non-life premiums remained virtually stable, at EUR 46 million.

Commercial Banking. Commercial Banking booked good results across the board, but suffered from the poor investment climate, as evidenced by, among other things, the declining demand in lending. The persistently weak economy also drove up provisions for the credit portfolio.

Activities in niche markets outside Belgium and the Netherlands met growth and profit expectations. Local banking operations in Asia (China, including Hong Kong) are suffering from the exchange rate of the weaker Hong Kong dollar (which is pegged to the US dollar) against the euro and the ongoing economic slump.

Good results were booked in leasing. The economic downturn prompted companies to extend their credit terms, driving up turnover at Fortis Commercial Finance, which specializes in factoring. In the Netherlands the acquisition of the business portfolio of KBC Nederland was completed in the first quarter. In France Sade expanded its operations.

II. Merchant Banking

- **Strong results from fixed income and treasury activities**
- **Continued weakness in advisory market**
- **Additional provisions for commercial lending**

Net operating profit, before the unrealized value adjustment of the equity portfolio, amounted to EUR 86 million (-18%). The number of FTEs declined to 2,611, compared with 2,656 at year-end 2002. Although the equity markets were still depressed, putting pressure on commission income, the Global Markets division had a very good start of the year, helped by strong results in fixed income and treasury activities. Despite continued weakness in the advisory market, Corporate & Investment Banking made a positive contribution to Fortis's results. Additional value adjustments were made to the commercial credit portfolio.

In the first quarter Fortis for the first time issued a syndicated bond in Czech korunas, and Fortis Bank arranged the issue of a bond in Hungarian forints. Fortis Bank also successfully structured and launched a new tranche of the securitization of Fortis ASR mortgages.

Since 1 January 2003, Corporate Banking activities have been incorporated into Merchant Banking (previously Network Banking) with the result that Fortis's corporate customers now have access via one privileged channel to a much wider range of products and services. Information Banking has been part of the Private Banking & Trust, Asset Management and Information Banking business since 1 January 2003.

III. Private Banking & Trust, Asset Management and Information Banking

Private Banking & Trust

- **Net operating profit up 4% compared with the previous quarter, thanks mainly to cost savings**
- **Shift from classic asset management to new value propositions**
- **Intake at EUR 0.5 billion**

Net operating profit, excluding the unrealized value adjustment of the equity portfolio, declined from EUR 29 million in the first quarter of 2002, to EUR 25 million, mainly due to the downturn in the markets.

Compared to the last quarter of 2002 and despite persistently poor market conditions Private Banking & Trust managed to grow its net operating profit, excluding the unrealized value adjustment of the equity portfolio, by 4%, from EUR 24 million to EUR 25 million.
This growth was fuelled on the one hand by further cost savings ranging from continued cost control, capturing of economies of scale in brokerage, and restructuring of activities. Furthermore, exceptional revenues were booked on divestments of smaller non-core, high cost/income activities. The number of FTEs decreased in the first quarter from 2,566 at year-end 2002 to 2,322.

On the other hand, the growth of 4% stemmed from segmentation based on customers' needs. This ensured that a larger part of the service provision could be shifted from classic asset management to more diversified products and services, such as a high-yield account, new alternative investment products, and financing and real estate activities.

Assets under management at the end of March 2003 came to EUR 47.6 billion, compared with EUR 50.7 billion at the end of 2002. The decline was caused by total market performance and the disposal of non-core business.

During the first quarter of 2003, the operations in the Bahamas were sold and the London branch was closed. The activities in London have been transferred to Guernsey. The Milan branch was taken into operation on 1 April 2003.

Asset Management

- **Net operating profit up 6% compared with the previous quarter**
- **Assets under management remained stable**
- **New offices opened in Italy and the United Kingdom**

Revenues came down nearly 7% and net operating profit, excluding the unrealized value adjustment of the equity portfolio, declined by 15% compared with the first quarter of 2002, due mainly to lower markets. Compared with the last quarter of 2002, however, net operating profit, excluding the unrealized value adjustment of the equity portfolio, rose 6% to EUR 11 million. Costs are still under strict control.

The equity markets continued to perform poorly in the first quarter, falling an average of 7%. Fortis Investment Management recorded AUM of EUR 73.6 billion at the end of March against EUR 72.8 billion at year-end 2002. The declining markets depressed this figure by EUR 3.1 billion, but this was amply compensated by the transfer of asset management activities from Banque Générale du Luxembourg (BGL). The number of FTEs increased from 639 at year-end 2002 to 652 at the end of the first quarter, partly as a result of the transfer of 18 employees from BGL.

Fortis Investment Management (FIM) continued its expansion through the opening of new offices in Italy and the UK. The new Milan office is the platform for all commercial activity in Italy, while the London office houses the global fixed income team and is responsible for sales to distributors and institutional investors in the UK, Ireland and Scandinavia. Important new appointments in the first quarter of this year included heads of the Euro Fixed Income and Global Equities departments. FIM further expanded its product range through the successful launch of its second managed collateralized debt obligation, pushing up assets under management by EUR 1 billion.

Information Banking

- **Falling stock markets, low interest rates and weak US dollar affect results**

Information Banking, which stands for an integrated approach to transaction processing, risk management and asset financing, was transferred to Merchant Banking in 2002. In 2003 it became part of the Private Banking & Trust, Asset Management and Information Banking business.

In the first quarter of 2003, net operating profit, excluding the unrealized value adjustment of the equity portfolio, of Information Banking fell 45% compared with the first quarter of last year, to EUR 11 million. The decline was due mainly to the overall decline in stock markets, lower interest rates and a weakening US dollar. Net asset value of the funds under administration decreased by 5% compared with December 2002. Cost control continues to be tight. The number of FTEs went up in the first quarter from 1,040 to 1,048, compared with year-end 2002.

The new cross-border management structure for Prime Fund Solutions was implemented, thus ensuring that all PFS offices will be run as one globally operating fund banking institution, with head offices in Dublin. Fortis Clearing International will be transformed into one global clearer, which should boost service provision to our customers.

IV. Fortis ASR

- **Premium income up in Individual Life by 11% and in Non-life by 10%**
- **Disability premium income up 9% to EUR 497 million**

Fortis ASR recently presented its strategy for the coming years and the new management structure. The new executive team will hammer out its strategy on key points in the coming months.

First-quarter net operating profit, excluding the unrealized value adjustment of the equity portfolio, was EUR 64 million, comparable with the first-quarter figure for 2002. Realized capital gains rose by EUR 58 million (before tax), due chiefly to the sale of bonds. The number of FTEs stood at 5,149 relative to 5,187 at the end of 2002.

Gross premium income in Life insurance amounted to EUR 1,061 million, 5% lower than in the first quarter of 2002, due to the cancellation of a few large life contracts at Group Life. Despite the abolition of the basic tax allowance in 2003 and the uncertainty regarding new tax measures, Individual Life premiums advanced 11%. More pension policies were sold, partly because intermediaries responded alertly to the customer's growing desire to bridge the pension gap. Research reveals that more than 80% of the Dutch population has insufficient pension coverage.

Gross premium income in Non-life climbed 10% to EUR 792 million. All branches demonstrated healthy growth. Gross premium income in Motor increased 14% to EUR 128 million. Gross disability insurance premiums advanced 9% to EUR 497 million.

The explosive growth of the past few years of Fortis ASR's mortgage sales is levelling off, a development which is in line with the general trend in the market. This is due in part to stiffening competition and changes in the economic climate.

V. Fortis AG and Fortis Insurance International

Fortis AG

- **Net operating profit before value adjustments up 65%**
- **Gross written premiums up 24%; Individual Life +61%, Non-life +6%**
- **Positive contribution from Bernheim Comofi**

Fortis AG posted a net operating profit before realized capital gains of EUR 61 million (+68%). Net operating profit, excluding the unrealized value adjustment of the equity portfolio, was EUR 98 million, relative to EUR 59 million in 2002 (+65%). Profitability was lifted by the contribution from Bernheim Comofi, a real estate company that was acquired in April 2002. The number of FTEs at Fortis AG declined relative to year-end 2002 by 63, to 4,555.

Gross written premiums of Fortis AG increased 24% to EUR 757 million compared with EUR 612 million in the first quarter of 2002. This growth was driven mainly by premiums in the Individual Life business, which advanced 61% to EUR 359 million. Products with an interest rate guarantee generated this growth, while unit-linked premiums decreased. Despite the relative success of the newly launched flexible products, total Group Life insurance premiums decreased 3% to EUR 144 million. This decline was caused mainly by a 21% drop in the sale of traditional Group Life single premiums, reflecting the poor business climate.

In non-life, gross written premiums grew by 6% to EUR 254 million. The success of the flexible multi-cover package *Familis* and rate increases in motor, liability and workers' compensation formed the basis for this growth.

Fortis Insurance International

- **Car insurance in the United Kingdom and Spain showing continued good performance**
- **Steps taken to expand life insurance business in Asia**
- **Sale of Keppel Insurance in Singapore completed**

Fortis Insurance International achieved net operating profit, before the unrealized value adjustment of the equity portfolio, of EUR 18 million, a 22% decline relative to the first quarter of 2002. Part of this decline is attributable to the renewed inclusion of Fortis Assurances in France, which was not consolidated in the first quarter of 2002. The number of FTEs at the end of the first quarter amounted to 3,118, an increase of 74 relative to the end of 2002.

Fortis Insurance Ltd. in the United Kingdom had a good quarter, partly due to benign weather conditions. In Spain, Fortis's insurance subsidiaries are performing as anticipated. The somewhat stronger Life sales at VidaCaixa compensate for the other companies' lower results. The Luxembourg Life integration is quite successful, though sales are still somewhat behind plan.

The Fortis Insurance Asia strategy is on track. Fortis is vigorously pursuing expansion of its life insurance operations in Asia. The development of insurance activities in China continued to exceed expectations. In March 2003, Taiping Life entered into an exclusive agreement to become a member of the IGP network in China. This will enable Taiping Life to provide Chinese subsidiaries of multinational companies with group life and pension products and services. Developments at Mayban Fortis / Malaysia are in line with plans and expectations. At the end of December 2002, Fortis announced its plans to sell Keppel Insurance in Singapore, and the transaction was completed in February 2003.

Fortis Corporate Insurance's net operating profit, before the unrealized value adjustment of the equity portfolio, fell by 39% to EUR 4 million. This decline was due mainly to the absence of capital gains on sales of equities and lower results at Fire and other insurances, which were partly offset by improved Motor and Accident & Health results.

VI. Fortis, Inc.

- **Increase in net operating profit in US dollars**
- **Lower results in euros due entirely to dollar decline**
- **Strong business lines results**

In the first quarter of 2003, Fortis, Inc.'s net operating profit before the value adjustment of the equity portfolio increased slightly, but due to the weak dollar, the result in euros was a decrease of 17%, to EUR 72 million. Relative to 2002 year-end, the number of FTEs at Fortis, Inc. increased 1% to 11,981, due to a planned increase at the Assurant and Benefits business lines.

Fortis Benefits net operating income totalled USD 8.1 million, which was USD 1.3 million higher than the previous year. Positive results were driven by reduced claims incidence in the Disability product and expense management. Positive disability results were partially offset by higher mortality experience in the Group Life products and lower-than-expected investment income.

Fortis Health continued its strong performance and was USD 7.2 million, or 30% higher than the prior year. Improved profitability is mainly attributable to favourable prior year Small Group & Individual Medical claim reserve developments, as well as favourable general expenses, commissions, and benefit expenses. Individual Medical revenues were over plan due to rate increases, favourable lapse experience, and growth in business. Net operating income was USD 31.5 million compared to USD 24.3 million in the previous year.

The Preneed net operating profit of USD 9.1 million was USD 3.0 million below the prior year. Lower investment income is the primary reason this figure fell relative to the previous year. Further declines in new money yields have negatively impacted Preneed's first-quarter investment income. Given this declining investment yield climate, Preneed management has reduced crediting rates on new policies written starting 1 January 2003 and as existing policies renew in 2003 (these changes were implemented for policies where crediting rates are adjustable).

Assurant posted a solid quarter. The positive operating results were mostly attributable to higher fee income and strong results from their property businesses (mortgage hazard, flood, and manufactured housing). These positive results were partially offset by higher-than-planned general expenses. Net operating profit was USD 34.6 million, which was USD 2 million above the previous year.

REVIEW REPORT

Introduction

We have reviewed the three-month interim financial information as of 31 March 2003 of Fortis. The interim financial information is the responsibility of the management of Fortis. Our responsibility is to issue a report on the interim financial information based on our review.

Scope

We conducted our review in accordance with generally accepted standards for review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the interim financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the three-month interim financial information as of 31 March 2003 for them to be in conformity with generally accepted accounting principles for interim financial information.

Utrecht, 27 May 2003

KPMG Accountants N.V.

Brussels, 27 May 2003

PricewaterhouseCoopers
Réviseurs d'Enterprises S.C.C.R.L.
represented by
Ph. Barbier and D. Van Woensel

Annexes to report on first quarter figures 2003 of Fortis

Consolidated profit and loss account
(in EUR million)

	First quarter 2003	*First quarter 2002*	*Percentage change*
Revenues:			
Insurance premiums	5,162.8	4,623.1	12
Interest income	6,455.2	5,578.6	16
Commissions and fees	425.4	469.9	(9)
Results from financial transactions			
- on behalf of policyholders	(815.4)	77.5	*
- other	733.5	530.5	38
Other revenues			
- on behalf of policyholders	95.4	120.9	(21)
- other	522.9	525.1	(0)
Total revenues	12,579.8	11,925.6	5
Interest expense	(4,794.4)	(3,849.7)	25
Total revenues, net of interest expense	**7,785.4**	**8,075.9**	**(4)**
Technical charges insurance	(3,738.0)	(4,136.5)	(10)
Value adjustments	(201.6)	(42.8)	*
Net revenues	3,845.8	3,896.6	(1)
Operating expenses	(2,633.1)	(2,646.2)	(0)
Operating result before taxation [1]	**1,212.7**	**1,250.4**	**(3)**
Taxation	(411.3)	(375.3)	10
Operating group profit	801.4	875.1	(8)
Minority interests	38.6	44.3	(13)
Net operating profit before unrealized value adjustment [1]	**762.8**	**830.8**	**(8)**
Unrealized value adjustment of the equity portfolio [2]	(1,216.0)		
Net operating profit after Unrealized value adjustment	**(453.2)**	**830.8**	*
Non-operating items:			
- Arbed (Banking)		18.7	
Non-operating items after taxation		18.7	*
Net profit	**(453.2)**	**849.5**	*

1) *A specification can be found on the next page.*
2) *Including results on hedging transactions.*

Annexes to report on first quarter figures 2003 of Fortis

(in EUR million)

	First quarter 2003	*First quarter 2002*	*Percentage change*
Operating result before taxation and realised capital gains	639.1	863.2	(26)
Realised capital gains	573.6	387.2	48
Operating result before taxation	**1,212.7**	**1,250.4**	**(3)**
Net operating result before realised capital gains	382.7	585.0	(35)
Realised capital gains	380.1	245.8	55
Net operating result before unrealized value adjustment	**762.8**	**830.8**	**(8)**

Annexes to report on first quarter figures 2003 of Fortis

Consolidated balance sheet (before appropriation of profit)
(in EUR million)

	31 March 2003	*31 December 2002*
Assets		
Cash	7,663.5	4,484.8
Trading securities	20,352.7	14,518.2
Investments	137,585.5	140,098.7
Loans and advances to credit institutions	79,999.2	83,859.0
Loans and advances to customers	172,151.2	172,144.1
Reinsurers' share of technical provisions	6,037.2	6,131.6
Deferred acquisition costs	2,813.7	2,810.1
Prepayments and accrued income	29,419.0	27,856.7
Investments on behalf of policyholders	18,497.1	18,390.6
Other assets	16,245.4	15,471.6
Total assets	**490,764.5**	**485,765.4**
Liabilities		
Amounts owed to credit institutions	91,560.8	96,548.4
Amounts owed to customers	182,465.0	177,635.3
Debt certificates	49,138.7	49,963.7
Technical provisions	63,224.9	61,735.9
Technical provisions related to investments on behalf of policyholders	18,452.0	18,563.5
Accruals and deferred income	28,586.3	26,614.6
Other liabilities	30,445.3	27,157.6
Convertible notes	1,256.2	1,256.2
Subordinated convertible note *	1,250.0	1,250.0
Subordinated liabilities *	9,647.8	9,723.5
	476,027.0	470,448.7
Fund for general banking risks *	2,212.8	2,215.0
Minority interests in group equity	2,197.0	2,230.8
Net equity	10,327.7	10,870.9
Group equity *	12,524.7	13,101.7
Total liabilities	**490,764.5**	**485,765.4**
* Risk-bearing capital	25,635.3	26,290.2

Annexes to report on first quarter figures 2003 of Fortis

Key figures per share

	First quarter 2003	*First quarter 2002*
	EUR	EUR
Fortis		
Net operating profit before value adjustment	0.59	0.64
After full conversion [1]	0.57	0.63
Net operating profit after value adjustment	(0.35)	0.64
After full conversion [1]	(0.35)	0.63
Net profit	(0.35)	0.66
After full conversion [1]	(0.35)	0.64
Net equity	7.97	8.39 [3]
Average number of shares outstanding	1,295,379,559 [2]	1,293,565,659
Number of shares outstanding end of period	1,295,379,559 [2]	1,295,379,559 [2] [3]

1) *After exercise of warrants and options and full conversion of convertible bonds.*
2) *Upon economical withdrawal of shares issued under the FRESH-agreement.*
3) *Year-end 2002.*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2002	**10,870.9**
Issue of shares Option plans / Share plans	
Net profit	(453.2)
Revaluation of investments	34.3
Reversal of revaluation on sale of investments	(7.0)
Taxation	(17.8)
Goodwill	(31.1)
Translations differences	(71.7)
Other changes in net equity	3.3
Net equity at 31 March 2003	**10,327.7**

Solvency

	Floor	*Cap*
Net core capital [1]	16,987.5	16,987.5
Solvency requirement	15,301.2	19,493.4
Solvency surplus / deficit	1,686.3	(2,505.9)
Net core capital as multiple of solvency target	1.11	0.87

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loans.*

Annexes to report on first quarter figures 2003 of Fortis

Profit and Loss account by sector
(in EUR million)

				First quarter 2003
	Insurance	*Banking*	*General* [1]	*Total*
Revenues:				
Insurance premiums	5,162.8			5,162.8
Interest income	827.4	5,716.0	(88.2)	6,455.2
Commissions and fees		426.3	(0.9)	425.4
Results from financial transactions				
- on behalf of policyholders	(815.4)			(815.4)
- other	165.2	564.3	4.0	733.5
Other revenues				
- on behalf of policyholders	95.4			95.4
- other	358.6	165.2	(0.9)	522.9
Total revenues	5,794.0	6,871.8	(86.0)	12,579.8
Interest expense	(185.8)	(4,666.9)	58.3	(4,794.4)
Total revenues, net of interest expense	**5,608.2**	**2,204.9**	**(27.7)**	**7,785.4**
Technical charges insurance	(3,738.0)			(3,738.0)
Value adjustments	(9.3)	(192.3)		(201.6)
Net revenues	1,860.9	2,012.6	(27.7)	3,845.8
Operating expenses	(1,300.5)	(1,312.8)	(19.8)	(2,633.1)
Operating result before taxation	**560.4**	**699.8**	**(47.5)**	**1,212.7**
Taxation	(182.6)	(244.0)	15.3	(411.3)
Operating group profit	377.8	455.8	(32.2)	801.4
Minority interests	14.8	14.2	9.6	38.6
Net operating profit before unrealized value adjustment	**363.0**	**441.6**	**(41.8)**	**762.8**
Unrealized value adjustment of the equity portfolio [2]	(1,068.8)	(82.8)	(64.4)	(1,216.0)
Net operating profit after unrealized value adjustment	**(705.8)**	**358.8**	**(106.2)**	**(453.2)**
Non-operating items after taxation				
Net profit	**(705.8)**	**358.8**	**(106.2)**	**(453.2)**
Net interest income		1,049.1		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
[2] *Including results on hedging transactions.*

Annexes to report on first quarter figures 2003 of Fortis

Profit and Loss account by sector
(in EUR million)

				First quarter 2002
	Insurance	*Banking*	*General* [1]	*Total*
Revenues:				
Insurance premiums	4,623.1			4,623.1
Interest income	787.4	4,867.2	(76.0)	5,578.6
Commissions and fees		469.9		469.9
Results from financial transactions				
- on behalf of policyholders	77.5			77.5
- other	61.8	468.7		530.5
Other revenues				
- on behalf of policyholders	120.9			120.9
- other	318.2	205.0	1.9	525.1
Total revenues	5,988.9	6,010.8	(74.1)	11,925.6
Interest expense	(175.4)	(3,723.8)	49.5	(3,849.7)
Total revenues, net of interest expense	**5,813.5**	**2,287.0**	**(24.6)**	**8,075.9**
Technical charges insurance	(4,136.5)			(4,136.5)
Value adjustments		(42.8)		(42.8)
Net revenues	1,677.0	2,244.2	(24.6)	3,896.6
Operating expenses	(1,247.5)	(1,371.8)	(26.9)	(2,646.2)
Operating result before taxation	**429.5**	**872.4**	**(51.5)**	**1,250.4**
Taxation	(112.3)	(269.2)	6.2	(375.3)
Operating group profit	317.2	603.2	(45.3)	875.1
Minority interests	15.6	16.9	11.8	44.3
Net operating profit	**301.6**	**586.3**	**(57.1)**	**830.8**
Non-operating items after taxation		18.7		18.7
Net profit	**301.6**	**605.0**	**(57.1)**	**849.5**
Net interest income		1,143.4		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first quarter figures 2003 of Fortis

(in EUR million)

				First quarter 2003
	Insurance	*Banking*	*General*	*Total*
Operating result before taxation and realised capital gains	395.2	295.3	(51.4)	639.1
Realised capital gains	165.2	404.5	3.9	573.6
Operating result before taxation	**560.4**	**699.8**	**(47.5)**	**1,212.7**
Net operating result before realised capital gains	251.7	176.7	(45.7)	382.7
Realised capital gains	111.3	264.9	3.9	380.1
Net operating result before unrealized value adjustment	**363.0**	**441.6**	**(41.8)**	**762.8**

				First quarter 2002
	Insurance	*Banking*	*General*	*Total*
Net operating result before realised capital gains	367.7	547.0	(51.5)	863.2
Realised capital gains	61.8	325.4		387.2
Operating result before taxation	**429.5**	**872.4**	**(51.5)**	**1,250.4**
Net operating result before realised capital gains	248.5	393.7	(57.2)	585.0
Realised capital gains	53.1	192.6	0.1	245.8
Net operating result	**301.6**	**586.3**	**(57.1)**	**830.8**

Annexes to report on first quarter figures 2003 of Fortis

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	31 March 2003 Total
Assets				
Cash	3,112.8	6,302.2	(1,751.5)	7,663.5
Trading securities		20,352.7		20,352.7
Investments	48,476.1	89,052.9	56.5	137,585.5
Loans and advances to credit institutions	1,982.7	78,672.8	(656.3)	79,999.2
Loans and advances to customers	16,754.1	158,570.1	(3,173.0)	172,151.2
Reinsurers' share of technical provisions	6,037.2			6,037.2
Deferred acquisition costs	2,813.7			2,813.7
Prepayments and accrued income	1,717.9	27,806.7	(105.6)	29,419.0
Investments on behalf of policyholders	18,497.1			18,497.1
Other assets	6,919.6	10,444.8	(1,119.0)	16,245.4
Total assets	**106,311.2**	**391,202.2**	**(6,748.9)**	**490,764.5**
Liabilities				
Amounts owed to credit institutions	934.5	93,327.1	(2,700.8)	91,560.8
Amounts owed to customers		187,670.3	(5,205.3)	182,465.0
Debt certificates	7,697.8	37,924.4	3,516.5	49,138.7
Technical provisions	63,224.9			63,224.9
Technical provisions related to investments on behalf of policyholders	18,452.0			18,452.0
Accruals and deferred income	935.0	27,599.1	52.2	28,586.3
Other liabilities	7,313.0	23,487.1	(354.8)	30,445.3
Convertible notes	0.3		1,255.9	1,256.2
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	2,238.4	9,462.8	(2,053.4)	9,647.8
	100,795.9	379,470.8	(4,239.7)	476,027.0
Fund for general banking risks		2,212.8		2,212.8
Minority interests in group equity	750.7	941.0	505.3	2,197.0
Net equity	4,764.6	8,577.6	(3,014.5)	10,327.7
Group equity	5,515.3	9,518.6	(2,509.2)	12,524.7
Total liabilities	**106,311.2**	**391,202.2**	**(6,748.9)**	**490,764.5**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first quarter figures 2003 of Fortis

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	*31 December 2002* Total
Assets				
Cash	1,970.7	3,290.7	(776.6)	4,484.8
Trading securities		14,518.2		14,518.2
Investments	49,999.1	89,978.6	121.0	140,098.7
Loans and advances to credit institutions	2,297.6	82,282.8	(721.4)	83,859.0
Loans and advances to customers	16,530.2	158,591.1	(2,977.2)	172,144.1
Reinsurers' share of technical provisions	6,131.6			6,131.6
Deferred acquisition costs	2,810.1			2,810.1
Prepayments and accrued income	1,248.2	26,652.2	(43.7)	27,856.7
Investments on behalf of policyholders	18,390.6			18,390.6
Other assets	6,026.0	10,067.5	(621.9)	15,471.6
Total assets	**105,404.1**	**385,381.1**	**(5,019.8)**	**485,765.4**
Liabilities				
Amounts owed to credit institutions	1,159.3	98,772.6	(3,383.5)	96,548.4
Amounts owed to customers		179,566.4	(1,931.1)	177,635.3
Debt certificates	6,718.3	40,230.3	3,015.1	49,963.7
Technical provisions	61,735.9			61,735.9
Technical provisions related to investments on behalf of policyholders	18,563.5			18,563.5
Accruals and deferred income	1,325.1	25,299.7	(10.2)	26,614.6
Other liabilities	7,358.8	20,565.1	(766.3)	27,157.6
Convertible notes	0.3		1,255.9	1,256.2
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	2,261.2	9,524.1	(2,061.8)	9,723.5
	99,122.4	373,958.2	(2,631.9)	470,448.7
Fund for general banking risks		2,215.0		2,215.0
Minority interests in group equity	752.0	954.3	524.5	2,230.8
Net equity	5,529.7	8,253.6	(2,912.4)	10,870.9
Group equity	6,281.7	9,207.9	(2,387.9)	13,101.7
Total liabilities	**105,404.1**	**385,381.1**	**(5,019.8)**	**485,765.4**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first quarter figures 2003 of Fortis

Assets under management by origin
(in EUR million)

		31 March 2003		*31 December 2002*		*Percentage change*
Investments insurance	48,476.1		49,999.1		(3)	
Investments banking	89,052.9		89,978.6		(1)	
Total investments for own account [1]		137,585.5		140,098.7		(2)
Investments on behalf of policyholders		18,497.1		18,390.6		1
- Private Banking	47,622.7		50,675.0		(6)	
- Asset Management	73,618.4		72,766.0		1	
- Other	19,246.8		24,091.9		(20)	
- Intercompanies	(15,682.3)		(16,205.3)			
Funds under management		124,805.6		131,327.6		(5)
Total assets under management		**280,888.2**		**289,816.9**		**(3)**

[1] *This amount also includes the investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment
(in EUR million)

	31 March 2002			
	Shares	*Land and buildings*	*Debt securities*	Total
Private Banking	18,778.1		28,844.6	47,622.7
Asset Management	30,065.9	11.1	43,541.4	73,618.4
Other	3,569.2	491.0	15,186.6	19,246.8
Subtotaal	52,413.2	502.1	87,572.6	140,487.9
Eliminations	(11,157.3)		(4,525.0)	(15,682.3)
Total funds under management	**41,255.9**	**502.1**	**83,047.6**	**124,805.6**

Roll-forward funds under management for the first quarter 2003
(in EUR million)

	Private Banking	*Asset Management*	*Other*	*Eliminations*	*Total*
Closing balance at 31 December 2002	50,675.0	72,766.0	24,091.9	(16,205.3)	131,327.6
Net new means	(490.1)	41.2	(6.4)	(127.6)	(582.9)
Capital gains/losses	(2,562.2)	(3,068.8)	(315.1)	742.6	(5,203.5)
Transfer between business lines		3,880.0	(4,523.6)	(92.0)	(735.6)
Closing balance at 31 March 2003	**47,622.7**	**73,618.4**	**19,246.8**	**(15,682.3)**	**124,805.6**

Annexes to report on first quarter figures 2003 of Fortis

Summary of consolidated figures Insurance

(in EUR million)

	First quarter 2003	*First quarter 2002*
Fortis ASR		
Total revenues, net of interest expense	1,381.0	1,943.8
Operating result before taxation	203.5	133.4
Net operating profit before realised and unrealised capital losses	63.9	62.8
Total assets	40,487.7	39,926.4 [2]
Fortis AG		
Total revenues, net of interest expense	961.2	793.4
Operating result before taxation	148.4	74.1
Net operating profit before realised and unrealised capital losses	60.5	36.0
Total assets	16,819.6	16,846.4 [2]
FB Insurance		
Total revenues, net of interest expense	841.4	562.8
Operating result before taxation	66.3	52.8
Net operating profit before realised and unrealised capital losses	37.5	34.1
Total assets	15,500.0	15,089.8 [2]
Fortis International		
Total revenues, net of interest expense	819.9	674.8
Operating result before taxation	33.0	41.9
Net operating profit before realised and unrealised capital losses	14.5	27.4
Total assets	13,259.0	13,161.4 [2]
Fortis, Inc.		
Total revenues, net of interest expense	1,604.7	1,838.7
Operating result before taxation	109.2	127.3
Net operating profit before realised and unrealised capital losses	75.3	88.2
Total assets	20,494.6	20,638.5 [2]
Insurance		
Total revenues, net of interest expense	5,608.2	5,813.5
Operating result before taxation	560.4	429.5
Net operating profit before realised and unrealised capital losses	251.7	248.5
Total assets [1]	106,311.2	105,404.1 [2]

[1] *Including eliminations.*
[2] *Year-end 2002.*

Annexes to report on first quarter figures 2003 of Fortis

Profit and loss account insurance
(in EUR million)

	Life	*Non-life*	*First quarter 2003 Total*
Revenues:			
Insurance premiums	2,985.8	2,177.0	5,162.8
Interest income	648.2	179.2	827.4
Results from financial transactions			
- on behalf of policyholders	(815.4)		(815.4)
- other	131.2	34.0	165.2
Other revenues			
- on behalf of policyholders	95.4		95.4
- other	264.1	94.5	358.6
Total revenues	3,309.3	2,484.7	5,794.0
Interest expense	(163.5)	(22.3)	(185.8)
Total revenues, net of interest expense	**3,145.8**	**2,462.4**	**5,608.2**
Technical charges insurance	(2,400.5)	(1,337.5)	(3,738.0)
Value adjustments	(8.5)	(0.8)	(9.3)
Net revenues	736.8	1,124.1	1,860.9
Operating expenses	(396.6)	(903.9)	(1,300.5)
Operating result before taxation	**340.2**	**220.2**	**560.4**
Taxation	(111.3)	(71.3)	(182.6)
Operating group profit	228.9	148.9	377.8
Minority interests	14.2	0.6	14.8
Net operating profit before unrealized value adjustment	**214.7**	**148.3**	**363.0**
Unrealized value adjustment of the equity portfolio [1]	(946.3)	(122.5)	(1,068.8)
Net operating profit after unrealized value adjustment	**(731.6)**	**25.8**	**(705.8)**
Non-operating items after taxation			
Net profit	**(731.6)**	**25.8**	**(705.8)**
Technical result:			
- Life	193.8		
- Accident & Health		85.1	
- Motor		38.4	
- Fire		4.0	
- Other		37.1	
Total technical result	**193.8**	**164.6**	
Realized and unrealized capital gains	131.2	34.0	
Exceptional income and charges			
Other	15.2	21.6	
Operating result before taxation	**340.2**	**220.2**	

1) *Including results on hedging transactions.*

Annexes to report on first quarter figures 2003 of Fortis

Profit and loss account insurance
(in EUR million)

			First quarter 2002
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	2,380.0	2,243.1	4,623.1
Interest income	598.9	188.5	787.4
Results from financial transactions			
- on behalf of policyholders	77.5		77.5
- other	55.3	6.5	61.8
Other revenues			
- on behalf of policyholders	120.9		120.9
- other	212.7	105.5	318.2
Total revenues	3,445.3	2,543.6	5,988.9
Interest expense	(142.6)	(32.8)	(175.4)
Total revenues, net of interest expense	**3,302.7**	**2,510.8**	**5,813.5**
Technical charges insurance	(2,701.9)	(1,434.6)	(4,136.5)
Net revenues	600.8	1,076.2	1,677.0
Operating expenses	(324.8)	(922.7)	(1,247.5)
Operating result before taxation	**276.0**	**153.5**	**429.5**
Taxation	(68.3)	(44.0)	(112.3)
Operating group profit	207.7	109.5	317.2
Minority interests	15.1	0.5	15.6
Net operating profit	**192.6**	**109.0**	**301.6**
Non operating items after taxation			
Net profit	**192.6**	**109.0**	**301.6**
Technical result:			
- Life	195.7		
- Accident & Health		57.5	
- Motor		27.1	
- Fire		(5.5)	
- Other		47.6	
Total technical result	**195.7**	**126.7**	
Realized and unrealized capital gains	55.3	6.5	
Exceptional income and charges	0.0	0.4	
Other	25.0	19.9	
Operating result before taxation	**276.0**	**153.5**	

Annexes to report on first quarter figures 2003 of Fortis

Specification of net premiums earned
(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First quarter 2003						
Gross premiums	3,030.3	1,378.0	406.5	275.3	1,133.7	6,223.8
Ceded reinsurance premiums	(44.5)	(189.4)	4.7	(41.2)	(387.9)	(658.3)
Net change in provisions for unearned premiums		(233.7)	(43.0)	(32.1)	(93.9)	(402.7)
Total net premiums earned	**2,985.8**	**954.9**	**368.2**	**202.0**	**651.9**	**5,162.8**
First quarter 2002						
Gross premiums	2,417.8	1,440.2	410.6	258.1	1,293.9	5,820.6
Ceded reinsurance premiums	(37.8)	(185.3)	(0.2)	(46.7)	(567.0)	(837.0)
Net change in provisions for unearned premiums		(222.2)	(53.8)	(27.6)	(56.9)	(360.5)
Total net premiums earned	**2,380.0**	**1,032.7**	**356.6**	**183.8**	**670.0**	**4,623.1**

Net premiums earned by line of business, by region
(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First quarter 2003						
Belgium	1,311.3	73.7	79.8	73.4	35.5	1,573.7
The Netherlands	1,033.5	164.8	128.2	78.5	89.8	1,494.8
Luxembourg	130.3	0.2		2.2	0.8	133.5
Total Benelux	2,475.1	238.7	208.0	154.1	126.1	3,202.0
United States	191.3	700.2			508.5	1,400.0
Rest of the world	319.4	16.0	160.2	47.9	17.3	560.8
Total	**2,985.8**	**954.9**	**368.2**	**202.0**	**651.9**	**5,162.8**
First quarter 2002						
Belgium	760.4	73.5	74.1	69.1	30.6	1,007.7
The Netherlands	1,098.1	151.5	117.8	72.4	67.6	1,507.4
Luxembourg	85.7	0.1		1.7	1.4	88.9
Total Benelux	1,944.2	225.1	191.9	143.2	99.6	2,604.0
United States	243.5	794.2			556.9	1,594.6
Rest of the world	192.3	13.4	164.7	40.6	13.5	424.5
Total	**2,380.0**	**1,032.7**	**356.6**	**183.8**	**670.0**	**4,623.1**

Annexes to report on first quarter figures 2003 of Fortis

Specification life insurance premiums
(in EUR million)

	First quarter 2003	*First quarter 2002*	*Percentage change*
Individual premiums	2,480.8	1,714.3	45
Premiums under group contracts	549.5	703.5	(22)
Gross premiums	**3,030.3**	**2,417.8**	**25**
Periodic premiums	1,182.5	1,053.3	12
Single premiums	1,847.8	1,364.5	35
Gross premiums	**3,030.3**	**2,417.8**	**25**
Premiums from:			
- Non-bonus contracts	636.6	552.2	15
- Bonus contracts	1,768.0	1,100.4	61
- Contracts where the policyholders bear the investment risk	625.7	765.2	(18)
Gross premiums	**3,030.3**	**2,417.8**	**25**
Individual contracts:			
- Periodic premiums	547.2	470.1	16
- Single premiums	1,439.4	705.3	*
Premiums group contracts	418.0	477.2	(12)
Investment-linked premiums	625.7	765.2	(18)
Gross premiums	**3,030.3**	**2,417.8**	**25**

Key figures insurance by quarter
(in EUR million)

	2003				*2002*
	first quarter	*fourth quarter*	*third quarter*	*second quarter*	*first quarter*
Premiums earned Life	2,985.8	3,230.1	2,111.4	1,877.6	2,380.0
Premiums earned Non-life	2,177.0	2,274.7	2,174.3	2,203.5	2,243.1
Operating expenses	(1,300.5)	(1,351.0)	(1,223.2)	(1,290.9)	(1,247.5)
Operating result before taxation	560.4	(378.6)	316.1	484.1	429.5
Taxation	(182.6)	(39.0)	(98.9)	(117.1)	(112.3)
Net operating profit before unrealized value adjustment	**363.0**	**(435.7)**	**200.3**	**353.2**	**301.6**
Unrealized value adjustment Of the equity portfolio [1]	(1,068.8)	(1,035.4)			
Net operating profit after unrealized value adjustment	**(705.8)**	**(1,471.1)**	**200.3**	**353.2**	**301.6**
Non operating items after taxation		(52.9)		(18.0)	
Net profit	**(705.8)**	**(1,524.0)**	**200.3**	**335.2**	**301.6**

[1] *Including results on hedging transactions*

Annexes to report on first quarter figures 2003 of Fortis

Specification of commissions and fees banking

(in EUR million)

		First quarter 2003		*First quarter 2002*		*Percentage change*
Issuance	10.6		20.0		(47)	
Securities transactions	114.0		149.0		(24)	
Insurance	48.5		33.5		45	
Asset management	154.6		198.3		(22)	
Payment services	85.7		84.6		1	
Miscellaneous	143.3		144.9		(1)	
Total commission income		556.7		630.3		(12)
Commission paid		(130.4)		(160.4)		(19)
Net commission income		**426.3**		**469.9**		**(9)**

Specification of result from financial transactions banking

(in EUR million)

	First quarter 2003	*First quarter 2002*	*Percentage change*
Trading	166.7	141.6	18
Venture capital	(11.6)	(4.6)	*
Participating interest	(6.9)	1.7	*
Realized capital gains and losses	416.1	330.0	26
Total	**564.3**	**468.7**	**20**

Specification of other revenues banking

(in EUR million)

	First quarter 2003	*First quarter 2002*	*Percentage change*
Dividends from equity securities	7.4	6.3	17
Rental income land & buildings	36.2	35.9	1
Revenues from participating interests	(8.1)	11.4	*
Income from leasing activities	89.4	123.3	(28)
Other revenues	40.3	28.1	44
Total	**165.2**	**205.0**	**(19)**

Annexes to report on first quarter figures 2003 of Fortis

Specification operating expenses banking
(in EUR million)

	First quarter 2003	*First quarter 2002*	*Percentage change*
Staff costs	745.3	747.3	(0)
Depreciation and amortization	60.3	63.2	(5)
Other costs	441.2	464.3	(5)
	1,246.8	1,274.8	(2)
Cost of assets held for lease	66.0	92.7	(29)
Value (re)adjustment real estate		4.3	*
Total operating expenses	**1,312.8**	**1,371.8**	**(4)**

Selected balance sheet figures banking
(in EUR million)

		31 March 2003		*31 December 2002*
Balance sheet total		391,202.2		385,381.1
Risk-bearing capital		21,194.2		20,947.0
Risk-weighted assets		150,533.1		151,304.5
Tier 1 ratio (in %)		8.2		8.2
Total capital ratio (in %)		13.0		13.0
Loans and advances to customers:				
° public sector		4,109.4		4,775.3
° private sector				
* commercial		83,561.4		83,414.5
* retail				
- mortgages	46,172.7		44,677.4	
- other	24,726.6		25,723.9	
		70,899.3		70,401.3
Total loans and advances to customers		**158,570.1**		**158,591.1**
Amounts owed to customers:				
° savings deposits				
* repayable on demand	49,213.6		44,189.5	
* with agreed maturity dates or periods of notice	46,818.6		48,832.6	
		96,032.2		93,022.1
° other debts				
* repayable on demand	56,367.8		53,304.7	
* with agreed maturity dates or periods of notice	35,270.3		33,239.6	
		91,638.1		86,544.3
Total amounts owed to customers		**187,670.3**		**179,566.4**

Annexes to report on first quarter figures 2003 of Fortis

Key figures banking by quarter
(in EUR million)

	2003				2002
	first quarter	*fourth quarter*	*third quarter*	*second quarter*	*first quarter*
Net interest income	1,049.1	1,052.9	1,078.7	1,136.8	1,143.4
Commissions and fees	426.3	463.7	448.3	478.8	469.9
Results from financial transactions	564.3	(105.9)	207.0	240.1	468.7
Other revenues	165.2	158.0	177.4	186.3	205.0
Total revenues, Net of interest expense	**2,204.9**	**1,568.7**	**1,911.4**	**2,042.0**	**2,287.0**
Value adjustments	(192.3)	(318.6)	(154.8)	(216.1)	(42.8)
Staff costs	(745.3)	(689.1)	(740.7)	(738.0)	(747.3)
Other operating expenses	(501.5)	(484.9)	(440.9)	(498.7)	(531.8)
Cost of assets held for lease	(66.0)	(76.2)	(66.4)	(61.5)	(92.7)
Operating result before taxation	**699.8**	**(0.1)**	**508.6**	**527.7**	**872.4**
Taxation	(244.0)	68.0	(228.6)	(161.7)	(269.2)
Minority interests	14.2	15.2	15.7	16.8	16.9
Net operating profit before unrealized value adjustment	**441.6**	**52.7**	**264.3**	**349.2**	**586.3**
Unrealized value adjustment of the equity portfolio [1]	(82.8)	(97.7)			
Net operating profit after unrealized value adjustment	**358.8**	**(45.0)**	**264.3**	**349.2**	**586.3**
Non-operating items after taxation		(9.6)	89.6	39.3	18.7
Net profit	**358.8**	**(54.6)**	**353.9**	**388.5**	**605.0**

1) *Including results on hedging transactions*

Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11
Fax 32 (0)2 510 56 26

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 257 65 76
Fax 31 (0)30 257 78 35

Internet address : www.fortis.com
E-mail address : info@fortis.com